U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

         Openshaw                   Michael                   K.
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   (Last)                           (First)             (Middle)

                                 1145 S. 1680 W.
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                                    (Street)

   Orem                               UT                84058
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


                  Q Comm International, Inc.  QCCM.OB
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year


                  November 2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [x]  Officer (give title below)           [_]  Other (specify below)

                  CFO/COO
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7.   Individual or Joint/Group Filing (Check applicable line)

     [x]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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


                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Common stock option  $1.00  11/26/02   A       100,000 (A)   1/1/04  11/26/07 Common Stock 100,000 None  320,000    D
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Note:  Vesting based on company revenues over two-year period.
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
Explanation of Responses:


        /s/ Michael Openshaw                                   11/27/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                               COMMON STOCK OPTION
                                (Nontransferable)

                           Q COMM INTERNATIONAL, INC.
                              (a Utah Corporation)



     FOR VALUE RECEIVED, Q Comm International, Inc. (the "Corporation") hereby grants to Michael Openshaw (the "Holder"), subject to the terms and conditions hereinafter set forth, the option to purchase from the Corporation an aggregate of up to two hundred thousand (100,000) shares ("Performance Option Shares") of free trading registered common stock, par value $.001 ("Common Stock"), of the Corporation at the purchase price of $1.00 per share ("Option Price"). The terms of vesting and the number of shares of Common Stock issuable upon exercise of the Options are subject to adjustment as hereinafter provided.

     1. Term and Exercise.

     (a) Subject to Section 2 below, this Option may be exercised by the Holder, in whole or in part, at any time subsequent to December 31, 2003 and prior to the expiration of this Option, which expiration shall occur five (5) years from the date of the issuance of this Option. However, in the event the Corporation receives a listing on a major stock exchange, any vested Performance Option Shares of the holder may be exercised starting January 1, 2003 or if the board elects to allow vested Performance Option Shares to be exercised prior to January 1, 2004.

     (b) The Holder shall exercise this Option by surrender to the Corporation of this Option with the Election to Purchase Form attached hereto as Exhibit "A", duly executed, accompanied by payment in cash or by check of the price hereinafter set forth for the Performance Option Shares so purchased.

     (c) Within five (5) business days following the exercise of this Option by the Holder as herein above provided, the Corporation shall cause to be issued in the name of and delivered to the Holder a certificate or certificates representing the Performance Option Shares so purchased. The Corporation covenants and agrees that all of the Performance Option Shares which may be issued and delivered upon the due exercise of this Option by the Holder shall, upon such issuance and delivery, be fully paid and nonassessable.

     2. Vesting. This Option shall vest with respect to a maximum of an additional 100,000 Performance Option Shares, and shall become vested within 45 days after the end of each fiscal quarter the Corporation reaches certain agreed-upon revenue goals, as follows:


      2002            1            $ 6,720,000        12,500 or
                                   $ 5,040,000         9,375
                 -------------------------------------------------
                      2            $ 7,680,000        12,500 or
                                   $ 5,760,000         9,375
                 -------------------------------------------------
                      3            $ 8,320,000        12,500 or
                                   $ 6,240,000         9,375
                 -------------------------------------------------
                      4            $ 9,280,000        12,500 or
                                   $ 6,960,000         9,375
                 -------------------------------------------------
      2003            1           $ 10,080,000        12,500 or
                                   $ 7,560,000         9,375
                 -------------------------------------------------
                      2           $ 11,040,000        12,500 or
                                   $ 8,280,000         9,375
                 -------------------------------------------------
                      3           $ 12,000,000        12,500 or
                                   $ 9,000,000         9,375
                 -------------------------------------------------
                      4           $ 14,880,000        12,500 or
                                  $ 11,160,000         9,375
                 -------------------------------------------------




     If all vested shares are not earned by meeting the revenue goals specified above, the entire potential amount of vested shares for fiscal year 2002 shall be earned if at least $32,000,000 in annual revenue is achieved by the Corporation during that year. If all vested shares are not earned by meeting the revenue goals specified above, the entire potential amount of vested shares for fiscal year 2003 shall be earned if at least $48,000,000 in annual revenue is achieved by the Corporation during that year. If the Holder remains continuously employed by the Corporation through Dec. 31, 2005, all performance option shares not yet vested shall vest immediately and in full on that date.

     3. Vesting or Expiration of Options upon Certain Additional Events. In the event there is a Change in Control of the Corporation (as hereinafter defined), the right to purchase all Performance Option Shares vested as of the date of the Change in Control and all Performance Option Shares subject to vesting on the occurrence of future events following the date of the Change in Control shall immediately vest. For purposes of this Option, a "Change in Control" means the occurrence of any one or more of the following:

     (a) Any "person", as such term is used in Sections 13(d) and 14(d) of the Securities and Exchange Act of 1934, as amended ("Exchange Act"), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of securities of the Corporation (or a successor to the Corporation) representing 50% or more of the combined voting power of the then outstanding securities of the Corporation or such successor.

     (b) At any time that the Corporation has shares registered under the Exchange Act at least 50% of the directors of the Company constitute persons who were not at the time of their first election to the board of directors of the Corporation, candidates proposed by a majority of such board of directors in office prior to the time of such first election.

     (c) (A) the dissolution of the Corporation or liquidation of more than 50% in value of the Corporation or a sale of assets involving 50% or more in value of the assets of the Corporation, (B) any merger or reorganization of the Corporation whether or not another entity is the survivor, pursuant to which the holders, as a group, of all of the shares of the Corporation outstanding prior to the transaction hold, as a group, less than 50% of the combined voting power of the Corporation or any successor company outstanding after the transaction,
(C) a transaction or related set of transactions (including without limitation a merger or tender offer together with a related purchase of shares by the tender offeror in the market) pursuant to which the holders, as a group, of all of the shares of the Corporation outstanding prior to the transaction hold, as a group, less than 50% of the combined voting power of the Corporation or any successor company outstanding after the transaction, or (D) any other event which the board of directors of the Corporation determines, in its discretion, would materially alter the structure of the Corporation or its ownership.

In the event the Holder's employment is terminated prior to December 31, 2003, the right to exercise this option with respect to any of the Performance Option Shares vested shall expire and terminate concurrently with the termination of employment.

In the event the Holder's employment is terminated subsequent to December 31, 2003, the right to exercise this option with respect to any of the Performance Option Shares vested shall expire 90 days after termination of employment.

     4. Adjustment to Option Shares. The number of Performance Option Shares purchasable upon the exercise of this Option and the Option Price per share shall be subject to adjustment from time to time subject to the following terms. If the outstanding shares of Common Stock of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of the Corporation through reorganization, recapitalization, reclassification, stock dividend, stock split or reverse stock split, the Corporation or its successors and assigns shall make an appropriate and proportionate adjustment in the number or kind of shares, and the per-share Option Price thereof, which may be issued to the Holder under this Option upon exercise of the options granted under this Option. The purchase rights represented by this option shall not be exercisable with respect to a fraction of a share of Common Stock. Any fractional shares of Common Stock arising from the dilution or other adjustment in the number of shares subject to this option shall be rounded up to the nearest whole share.

     5. Restrictions on Sale of Shares Purchased under the Option.

     (a) The Corporation may, from time to time, undertake efforts to sell its Common Stock through means such as a public stock offering. In such case, an underwriter of such offering may advise the Corporation of certain potential adverse effects from the sale of the Performance Option Shares purchased by the Holder under this Option. In that event, provided the communication from the underwriter is provided to the Holder in written form, the Holder may be restricted to sales of the Performance Option Shares purchased under the Option in amounts and/or timeframes as dictated by the underwriter.

     (b) The Corporation may, at its sole discretion, invoke a restriction on the number of Performance Option Shares purchased under this Option that may be sold by the Holder within any 30-day timeframe. The amount of any such restriction on sales of Common Stock may be up to 5% of the average weekly volume of shares of Common Stock traded over the previous four-week period.

     6. Nontransferability. This Option shall not be assigned, pledged, hypothecated, sold or otherwise transferred or encumbered by the Holder. Notwithstanding the foregoing, this Option shall be exercisable upon the death or permanent disability of the Holder by Holder's heirs, personal representatives, guardians, beneficiaries, devisees, or otherwise.

     7. Notices. Any notice or other communication to the Corporation or to the Holder of this Option shall be in writing and any such notice or communication shall be deemed duly given or made if personally delivered or if mailed, by registered or certified mail, postage prepaid, and if to the Corporation: to the Corporation's office at 1145 South 1680 West, Orem, UT 84058-4930 and if to such
Holder: to the care of the Corporation or at such other address the Holder may designate by notice to the Corporation.

     8. Governing Law. This Option shall be governed by and construed and enforced in accordance with the laws of the State of Utah.

     9. Successors and Assigns. All of the provisions of this Option shall be binding upon the Corporation and its successors and assigns and the Holder, his heirs, personal representatives and guardians.

     10. Withholding Taxes. In the event that the corporation determines that it is required to withhold any tax as a result of the exercise of this Option the Holder, as a condition to the exercise of this Option, shall make arrangements satisfactory to the Corporation to enable it to satisfy all withholding requirements. The Holder shall also make arrangements satisfactory to the Corporation to enable it to satisfy any withholding requirements that may arise in connection with the vesting or disposition of Performance Option Shares purchased by exercising this option.

     IN WITNESS WHEREOF, Q COMM INTERNATIONAL, INC. has caused this Option to be signed in its corporate name by its President and its execution hereof to be attested by its Secretary, as of this 26th day of November, 2002.


ATTEST:                                     Q COMM INTERNATIONAL, INC.


                                                              By:
---------------------------------------





ACCEPTED:



Michael K. Openshaw, Holder

EXHIBIT A
---------
                              ELECTION TO PURCHASE


To: Q COMM INTERNATIONAL, INC.

     The undersigned, pursuant to the provisions set forth in the within Option, hereby agrees to purchase shares of Common Stock covered by such Option, and makes payment herewith in full therefor at the price per share provided by such Option in cash or by certified or official bank check in the amount of, or by surrender of securities issued by the Company (including a portion of the Option) having a market value (in the case of a portion of this Option, determined in accordance with Section 1 of the Option) equal to $ . Please issue a certificate or certificates for such shares of Common Stock in the name of and pay any cash for any fractional share to:


                             Name:
                                   -----------------------------------------


                             Signature:
                                       -------------------------------------

                             Address:
                                     ---------------------------------------



                    Note:The above signature should correspond  exactly with the name on the face of the within Option, if applicable.


And, if said number of shares of Common Stock shall not be all the shares purchasable under the within Option, a new Option is to be issued in the name of said undersigned covering the balance of the shares purchasable thereunder less any fraction of a share paid in cash.


                               Name:
                                     -----------------------------------------


                               Signature:
                                          -----------------------------------

                               Address:
                                        -------------------------------------